ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., P.O. BOX 3001 LANCASTER, PA 17604 717.397.061 1 www.armstrong.com

THOMAS B. MANGAS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

PHONE:	(717) 396-3296
FAX:	(717) 396-6133
E-MAIL:	tbmangas@armstrong.com
December 2, 2011
Via EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-4631
Dear Mr. O’Brien:
Re:	Armstrong World Industries, Inc. File No. 1-02116 Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011
We acknowledge receipt of your letter dated November 10, 2011 regarding the Armstrong Worldwide Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2010. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
Item 8, page 38
1.	Given the restrictions disclosed in your risk factors on pages 11 and 13, please give us your calculations corresponding to the requirements for Schedule I disclosures. See Article 5-04 of Regulation S-X.
Armstrong Response
We do not characterize any of our net assets as restricted as defined by Rule 4-08(e)(3) of Regulation S-X. As disclosed on page 30 of our 2010 Annual Report on Form 10-K, we had $280 million of cash held in foreign subsidiaries as of December 31, 2010. We were not restricted from transferring this cash to the U.S. parent company (Armstrong World Industries Inc.) by any requirement that we first receive the consent of any third party. To demonstrate our ability to access foreign subsidiary assets, we note for the Staff that we repatriated $146 million of cash to Armstrong World Industries Inc. during the first quarter of 2011.

Mr. Terence O’Brien	December 2, 2011
Note 16, page 63
2.	In future filings, please expand MD&A to disclose the specific factors causing the apparent disparity between the profitability of your domestic and foreign operations. The existing disclosure addresses relevant geographic trends but does not specifically correlate these factors with the actual domestic vs. foreign operating results disclosed in Note 16. In this regard, we note the disclosure on page 65 that in 2010 your domestic pre-tax earnings increased whereas your foreign pre-tax operating results apparently worsened. The disclosure should also highlight any restrictions on your ability to transfer funds between your domestic and foreign subsidiaries. A disaggregated liquidity discussion may be appropriate. See Section 501.09.b of the Financial Reporting Codification.
Armstrong Response
We respectfully note for the Staff’s information that in recent annual and quarterly report filings, we have disclosed the significant restructuring actions that we have taken in our domestic and foreign businesses and the respective financial impact to the applicable business as a result of such actions. We have also separately disclosed the operating losses of our Floor Products Europe business within the MD&A section of our recent annual and quarterly report filings, and, in our 2010 Annual Report on Form 10-K, we included disclosure on page 65 regarding significant dividends from foreign subsidiaries that caused most of the increase in our domestic income. In future filings, we will continue to disclose the factors contributing to any disparity between the profitability of our domestic and foreign operations and ensure that such disclosure is included in MD&A; we will also continue to assess whether our ability to transfer funds between domestic and foreign subsidiaries is restricted and include any applicable disclosure accordingly.
Exhibit 99.1
3.	In future filings, please include a signed audit report.
Armstrong Response
We acknowledge that we inadvertently omitted the auditor signature from our WAVE joint venture’s financial statements in our 2010 Annual Report on Form 10-K. In future filings, we will ensure that a signed audit report is included.
In connection with our response to your comments, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien	December 2, 2011
If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-3296.
Sincerely,
Thomas B. Mangas
Senior Vice President and Chief Financial Officer